August 20, 2019

Jonathan Truppman
General Counsel
Casper Sleep Inc.
230 Park Avenue South, Floor 13
New York, New York 10003

       Re: Casper Sleep Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted August 9, 2019
           CIK No. 0001598674

Dear Mr. Truppman:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment 1 to Draft Registration Statement on Form S-1 submitted August 9,
2019

General

1. We note your response to comment 23. Please expand your disclosure to describe generally average net promoter scores so investors can better understand its significance.
2. We note your letter from your CEO. It does not appear appropriate for the letter to be in forepart of the prospectus. Please revise.
 Jonathan Truppman
FirstName LastNameJonathan Truppman
Casper Sleep Inc.
Comapany NameCasper Sleep Inc.
August 20, 2019
Page 2
August 20, 2019 Page 2
FirstName LastName
        You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing and
                                                           Construction
cc:      Marc Jaffe